Aurora Mobile Limited

31/F, Block 12-A, Shenzhen Bay Science and Technology Ecological Park,

Nanshan District, Shenzhen, Guangdong 518057

People’s Republic of China

September 29, 2025

VIA EDGAR

Ms. Charli Wilson

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited Registration Statement on Form F-3 (File No. 333-290371) Acceleration Request

Dear Ms. Charli,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Aurora Mobile Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 P.M., Eastern Time on October 2, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]